GigCapital3, Inc.

c/o DLA Piper LLP (US)

555 Mission Street, Suite 2400

San Francisco, California 94105-2933

(415) 615-6095

March 24, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Re:	GigCapital3, Inc.

Registration Statement on Form S-4

File No. 333-25186

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, GigCapital3, Inc. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 4:00 p.m., Eastern Time, on Friday, March 26, 2021, or as soon thereafter as practicable.

Sincerely,

/s/ Dr. Avi S. Katz
Name: Dr. Avi S. Katz Title: Chief Executive Officer and President